Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria, 3051, Australia

June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alan Campbell
Daniel Crawford
Gary Newberry
Daniel Gordon

Re:	Telix Pharmaceuticals Limited
Withdrawal of Registration Statement on Form F-1
File No. 333-279471

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Telix Pharmaceuticals Limited (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-279471) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on May 17, 2024 and most recently amended on June 5, 2024.

The Company has determined not to pursue the public offering to which the Registration Statement relates at this time due to market conditions unfavorable for the Company to conduct its initial public offering and the Company’s determination that the registration of its securities is not in the best interests of the Company at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company further hereby requests, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Company be returned to the Company or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Wilmer Cutler Pickering Hale and Dorr LLP, attention Craig Hilts, the Company’s responsible representative, at 60 State Street, Boston, Massachusetts 02109.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Company, Craig Hilts of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6083.

Sincerely,

TELIX PHARMACEUTICALS LIMITED

By:	/s/ Christian Behrenbruch Ph.D.
Name:	Christian Behrenbruch Ph.D.
Title:	Group Chief Executive Officer and Managing Director

Cc:	Craig Hilts, Wilmer Cutler Picking Hale and Dorr LLP
Jason Kropp, Wilmer Cutler Picking Hale and Dorr LLP
Nathan Ajiashvili, Latham & Watkins LLP
Salvatore Vanchieri, Latham & Watkins LLP